SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6—Final Amendment)

and

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Caminus Corporation

(Name of Subject Company (issuer))

Rapid Resources Inc.

(Offeror)

SunGard Data Systems Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

133766 10 5

(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, Pennsylvania 19087

Tel: (610) 341-8700

Fax: (610) 341-8115

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Richard J. McMahon, Esquire

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Tel: (215) 569-5500

Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$164,332,206	$15,118.57

(*)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes (a) the purchase of (i) 16,782,306 outstanding shares of common stock of Caminus Corporation, (ii) 1,176,828 shares of common stock of Caminus Corporation underlying outstanding options, and (iii) 300,000 shares of Caminus Corporation common stock issuable pursuant to the Caminus Corporation 1999 Employee Stock Purchase Plan (“ESPP”) (which is the maximum number of shares of Caminus Corporation common stock issuable under the ESPP), (b) multiplied by the offer price of $9.00 per share.

(**)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3.

☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE 13D

CUSIP No. 133766105

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) SunGard Data Systems Inc. IRS Identification No. 51-0267091

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/BK

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 16,614,898 9. Sole Dispositive Power 0 10. Shared Dispositive Power 16,614,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,614,898

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 97.4% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 17,047,377 shares of common stock of Caminus Corporation issued and outstanding as of the close of business on April 7, 2003.

CUSIP No. 133766105

1.	Name of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Rapid Resources Inc. IRS Identification No.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 16,614,898 9. Sole Dispositive Power 0 10. Shared Dispositive Power 16,614,898

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,614,898

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 97.4% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Based upon 17,047,377 shares of common stock of Caminus Corporation issued and outstanding as of the close of business on April 7, 2003.

This statement constitutes: (a) Amendment No. 6 (“Amendment”) to the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed initially with the Securities and Exchange Commission (the “Commission”) on January 29, 2003, as subsequently amended by Amendments No. 1 through 5 to the Schedule TO filed with the Commission by Rapid Resources Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), relating to the Purchaser’s offer to purchase all of the outstanding shares of common stock (the “Shares”) of Caminus Corporation, a Delaware corporation (“Caminus”), at a purchase price of $9.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (as they may be amended or supplemented from time to time, such Offer to Purchase and Letter of Transmittal together constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO; and (b) Amendment No. 1 to the Schedule 13D (the “13D”) initially filed with the Commission on March 14, 2003 by SunGard and Purchaser. This statement constituting Amendment No. 6 to the Schedule TO and Amendment No. 1 to the 13D is being filed on behalf of the Purchaser and SunGard. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-9 AND ITEM 11

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

The Offer expired at 12:00 midnight, New York City time, on April 7, 2003, and was not further extended. Based on preliminary information provided by Wells Fargo Bank Minnesota, N.A., the Depositary for the Offer, a total of approximately 16,614,898 shares of Caminus common stock (including 753,055 shares of Caminus common stock subject to guaranteed delivery), representing approximately 97.4% of the issued and outstanding shares of Caminus common stock, were tendered and not withdrawn in the Offer. Purchaser has accepted for payment all shares of Caminus common stock validly tendered and not withdrawn prior to the expiration of the Offer and will make payment promptly to the Depositary for the accepted shares.

Pursuant to the terms of the Merger Agreement previously filed as Exhibit (d)(1) to the Schedule TO, as soon as practicable following the payment for the shares of Caminus common stock tendered in the Offer and upon satisfaction or waiver of the conditions to the Merger, SunGard intends to cause Purchaser to be merged with and into Caminus pursuant to a short-form merger without a meeting or vote of the Caminus stockholders. Upon consummation of the Merger, all outstanding shares of Caminus common stock immediately prior to the effective time of the Merger (other than shares of Caminus common stock held by SunGard, the Purchaser, Caminus or any wholly-owned subsidiary of SunGard or Caminus, which shares of Caminus common stock will be cancelled for no consideration) will be cancelled and converted into the right to receive $9.00 per share in cash, without interest, payable to the holders of such shares, subject to the proper exercise of appraisal rights by any of such holders of Caminus common stock.

The foregoing is hereby incorporated by reference in answer to Items 1-9 and Item 11 of the Schedule TO.

On April 8, 2003, SunGard issued a press release, a copy of which is filed as Exhibit (a)(14) hereto and incorporated herein by reference, which press release announced the results of the Offer.

ITEM 12.    EXHIBITS

Exhibit Number	Description
(a)(1)*	Offer to Purchase, dated January 29, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(a)(10)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on February 7, 2003.

(a)(11)*	Press Release issued by SunGard Data Systems Inc. on February 27, 2003.

(a)(12)*	Press Release issued by SunGard Data Systems Inc. on March 11, 2003.

(a)(13)*	Press Release issued by SunGard Data Systems Inc. on March 21, 2003.

(a)(14)	Press Release issued by SunGard Data Systems Inc. on April 8, 2003.

(b)(1)*

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*†

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

Exhibit Number	Description
(b)(3)*

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(b)(4)*

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(d)(1)*

Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

(d)(2)*

Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)*	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(d)(4)*	Amendment No. 1 to Agreement and Plan of Merger, dated March 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

†	Supersedes and replaces in its entirety the Exhibit (b)(2) filed with the Schedule TO filed with the Commission on January 29, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAPID RESOURCES INC.

By:	/S/ RICHARD C. TARBOX
Name: Richard C. Tarbox
Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ RICHARD C. TARBOX
Name: Richard C. Tarbox
Title: Senior Vice President-Corporate Development

Dated: April 8, 2003

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)*	Offer to Purchase, dated January 29, 2003.

(a)(2)*	Letter of Transmittal.

(a)(3)*	Notice of Guaranteed Delivery.

(a)(4)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on January 21, 2003.

(a)(8)*	Summary Newspaper Advertisement published in The New York Times, National Edition, on January 29, 2003.

(a)(9)*	Press Release issued by SunGard Data Systems Inc. on January 29, 2003.

(a)(10)*	Joint Press Release issued by SunGard Data Systems Inc. and Caminus Corporation on February 7, 2003.

(a)(11)*	Press Release issued by SunGard Data Systems Inc. on February 27, 2003.

(a)(12)*	Press Release issued by SunGard Data Systems Inc. on March 11, 2003.

(a)(13)*	Press Release issued by SunGard Data Systems Inc. on March 21, 2003.

(a)(14)	Press Release issued by SunGard Data Systems Inc. on April 8, 2003.

(b)(1)*

364-Day Credit Agreement, dated as of January 25, 2002, among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with SunGard Data Systems Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (Commission File No. 1-12989)).

(b)(2)*†

Amended and Restated Three-Year Credit Agreement, dated as of January 10, 2003, among SunGard Data Systems Inc., certain banks and other financial institutions, JP Morgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

Exhibit Number	Description
(b)(3)*

Amendment, dated as of September 30, 2002, to the 364-Day Credit Agreement dated as of January 25, 2002 and the Three-Year Credit Agreement dated as of January 25, 2002, in each case among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(b)(4)*

Amendment, dated as of January 10, 2003, to the 364-Day Credit Agreement dated as of January 25, 2002 among SunGard Data Systems Inc., certain banks and other financial institutions, JPMorgan Chase Bank, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, First Union National Bank, as Documentation Agent, ABN AMRO Bank, N.V., as Co-Documentation Agent, and Fleet National Bank, as Co-Documentation Agent (Incorporated by reference to the Exhibit filed with Tender Offer Statement on Schedule TO filed by SunGard Data Systems Inc. and its wholly owned subsidiary Lake Acquisition Corp. Inc. on February 14, 2003 (Commission File No. 5-52541)).

(d)(1)*

Agreement and Plan of Merger, dated January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation (Incorporated by reference to the Exhibit filed with Caminus Corporation’s Current Report on Form 8-K for the event dated January 20, 2003 (Commission File No. 0-28085)).

(d)(2)*

Tender and Voting Agreement, dated as of January 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc., and certain directors, executive officers and affiliated stockholders of Caminus Corporation identified therein.

(d)(3)*	Confidentiality Agreement, between SunGard Data Systems Inc. and Caminus Corporation, dated as of November 6, 2002.

(d)(4)*	Amendment No. 1 to Agreement and Plan of Merger, dated March 20, 2003, by and among SunGard Data Systems Inc., Rapid Resources Inc. and Caminus Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO.

†	Supersedes and replaces in its entirety the Exhibit (b)(2) filed with the Schedule TO filed with the Commission on January 29, 2003.